UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2025

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Information Contained in this Form 6-K Report

On July 7, 2025, Atlas Corp. (the “Company”) completed the redemption (the “Notes Redemption”) of all of the Company’s issued and outstanding 7.125% Senior Notes due 2027 (the “Notes”). All 2,093,984 outstanding Notes (CUSIP: 04926V 203) were redeemed at a price of $25.00 per Note on July 7, 2025. Additional information regarding the Notes Redemption is available from The Bank of New York Mellon Trust Company, N.A., the trustee, at the following address and telephone number:

The Bank of New York Mellon, as trustee

Attn: Corporate Trust Administration

240 Greenwich Street, Floor 7E

New York, NY 10286

Tel: (800) 254-2826

On July 10, 2025, the Company completed the redemptions (the “Preferred Share Redemptions”) of all of the Company’s issued and outstanding 7.95% Cumulative Redeemable Perpetual Preferred Shares – Series D, par value of $0.01 per share (CUSIP: Y0436Q 117) (the “Series D Preferred Shares”) and a portion of the Company’s issued and outstanding 7.875% Cumulative Redeemable Perpetual Preferred Shares – Series H, par value of $0.01 per share (CUSIP: Y0436Q 141) (the “Series H Preferred Shares”). All 5,093,728 outstanding shares of the Series D Preferred Stock were redeemed at a price of $25.00 per share on July 10, 2025, and 8,905,105 outstanding shares of the Series H Preferred Stock were redeemed at a price of $25.00 per share on July 10, 2025. 120,000 shares of the Series H Preferred Shares will remain outstanding and will remain listed on the New York Stock Exchange. Additional information regarding the redemption of the Series D Preferred Shares and Series H Preferred Shares is available from Equiniti Trust Company, LLC, the Company’s redemption agent, at the following address and telephone number:

Equiniti Trust Company, LLC

Operations Center, Attn: Reorganization Department

55 Challenger Road, Suite 200

Ridgefield Park, New Jersey 07660

Tel: (718) 921-8317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: July 11, 2025	By:	/s/ Peter Li
Peter Li
Secretary and General Counsel